Exhibit 99.1

Condensed Interim Consolidated
Financial Statements

For the three and nine months ended July 31, 2021 and 2020

(Stated in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statement
For the three and nine months ended July 31, 2021 and 2020

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2021 and 2020.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2021 and October 31, 2020 (Unaudited – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$

Assets
Current assets
Cash		26,640	7,524
Marketable securities	17	1,251	50
Trade and other receivables	8	5,689	2,861
Inventory		15,049	5,702
Prepaid expenses and deposits	7	5,161	3,070
Current portion of loans receivable	9	1,432	74
Total current assets		55,222	19,281
Non-current assets
Loans receivable	9	1,623	230
Property and equipment	6	22,389	13,085
Net Investment - Lease	20	875	1,716
Right-of-use assets, net	20	26,197	16,413
Long term prepaid expenses and deposits	7	1,606	809
Deferred tax asset		250	250
Intangible assets and goodwill	3, 5	126,020	18,027
Total non-current assets		178,960	50,530
Total assets		234,182	69,811
Liabilities
Current liabilities
Accounts payable and accrued liabilities		13,107	6,421
Notes payable current	12	3,939	1,939
Deferred liability		-	1,700
Current portion of convertible debentures	11	946	14,446
Current portion of lease liabilities	20	5,729	2,194
Derivative liability	3,15	10,377	764
Total current liabilities		34,098	27,464
Non-current liabilities
Notes payable	12	12,034	2,589
Convertible debentures	11	9,008	11,376
Lease liabilities	20	21,091	14,474
Deferred tax liability		11,140	2,185
Total non-current liabilities		53,273	30,624
Total liabilities		87,371	58,088
Shareholders’ equity
Share capital	13	188,180	32,552
Warrants	15	11,487	5,796
Contributed surplus		12,362	4,704
Convertible debentures – equity		1,469	1,965
Accumulated other comprehensive income		(401)	(487)
Accumulated deficit		(69,777)	(34,359)
Equity attributable to owners of the Company		143,320	10,171
Non-controlling interest	22	3,491	1,552
Total shareholders’ equity		146,811	11,723
Total liabilities and shareholders’ equity		234,182	69,811

3

High Tide Inc.
Condensed Interim Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars)

		Three months ended		Nine months ended

	Notes	2021	2020	2021	2020
		$	$	$	$
Revenue
Merchandise sales		43,761	23,173	117,667	55,909
Other revenue		4,308	930	9,589	2,480
Total Revenue	4	48,069	24,103	127,256	58,389
Cost of sales		(31,390)	(14,564)	(80,811)	(36,302)
Gross profit		16,679	9,539	46,445	22,087
Expenses
Salaries, wages and benefits		(7,318)	(3,642)	(19,373)	(10,173)
Share-based compensation	14	(508)	(2)	(2,578)	(101)
General and administration		(5,316)	(1,539)	(11,259)	(4,522)
Professional fees		(721)	(712)	(2,391)	(2,329)
Advertising and promotion		(1,364)	(99)	(1,679)	(346)
Depreciation and amortization	5,6,20	(8,299)	(1,771)	(22,107)	(4,585)
Interest and bank charges		(420)	(150)	(881)	(368)
Total expenses		(23,946)	(7,915)	(60,268)	(22,424)
(Loss) income from operations		(7,267)	1,624	(13,823)	(337)
Other income (expenses)
Gain on disposal of assets	5,6	2,997	-	2,997	-
Loss on extinguishment of debenture	11	-	-	(516)	(186)
Debt restructuring gain	12	-	-	1,145	-
Gain on sale of marketable securities		-	4,762	-	3,576
Revaluation of marketable securities		(112)	477	(256)	-
Impairment loss		(57)	-	(57)	(247)
Finance and other costs	10	(3,034)	(2,649)	(11,044)	(7,707)
Revaluation of derivative liability	3,11,15	5,919	(67)	(8,553)	247
Foreign exchange (loss) gain		28	(4)	(66)	17
Total other income (expenses)		5,741	2,519	(16,350)	(4,300)
(Loss) income before taxes		(1,526)	4,143	(30,173)	(4,637)
Current income tax expense		(224)	(317)	(688)	(394)
Net (loss) income		(1,750)	3,826	(30,861)	(5,031)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		4	(36)	86	135
Total comprehensive (loss) income		(1,746)	3,790	(30,775)	(4,896)
Comprehensive (loss) income attributable to:
Owners of the Company		(1,677)	3,836	(30,797)	(4,798)
Non-controlling interest		(69)	(46)	22	(98)
		(1,746)	3,790	(30,775)	(4,896)
(Loss) income per share
Basic and diluted	16	(0.03)	0.25	(0.79)	(0.33)

Subsequent Events (Note 23)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2019		26,283	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares		860	-	-	-	-	-	860	-	860
Warrants		-	856	401	-	-	-	1,257	-	1,257
Share-based compensation		-	-	100	-	-	-	100	-	100
Equity portion of convertible debentures		-	-	-	1,755	-	-	1,755	-	1,755
Cumulative translation adjustment		-	-	-	-	135	-	135	-	135
Prepaid Interest paid in shares		1,168	-	-	-	-	-	1,168	-	1,168
Purchase of minority interest - KushBar Inc.		500	-	-	-	-	(695)	(195)	187	(8)
Acquisition - 2680495 Ontario Inc.		1,100	-	-	-	-	-	1,100	-	1,100
Acquisition - Saturninus Partners		1,218	210	-	-	-	-	1,428	930	2,358
Acquisition - 102088460 Saskatchewan Ltd.		975	-	-	-	-	-	975	-	975
Asset acquisition		104	-	-	-	-	-	104	-	104
Comprehensive loss for the period		-	-	-	-	-	(4,933)	(4,933)	(55)	(4,988)
Balance, July 31, 2020		32,208	7,675	2,620	3,392	(231)	(32,324)	13,340	883	14,223
Opening balance, November 1, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	3	35,290	2,739	240	9,008	-	-	47,277	1,821	49,098
Acquisition - Smoke Cartel, Inc.	3	8,396	-	-	-	-	-	8,396	-	8,396
Acquisition - Fab Nutrition, LLC.	3	9,243	-	-	-	-	(4,535)	4,708	988	5,696
Acquisiton - DHC Supply LLC	3	7,751	-	-	-	-	-	7,751	-	7,751
Sale of controlling interest	5	-	-	-	-	-	-	-	(892)	(892)
Prepaid Interest paid in shares		1,458	-	-	-	-	-	1,458	-	1,458
Share-based compensation	14	-	-	2,578	-	-	-	2,578	-	2,578
Equity portion of convertible debentures		-	-	-	157	-	-	157	-	157
Exercise options	14	1,005	-	(179)	-	-	-	826	-	826
Warrants expired	15	-	(5,394)	5,394	-	-	-	-	-	-
Issued to pay fees in shares		468	-	-	-	-	-	468	-	468
Extension of convertible debenture		-	-	340	-	-	-	340	-	340
Conversion of convertible debentures		43,317	-	-	(9,661)	-	-	33,656	-	33,656
Warrants exercised	15	15,045	(1,676)	28	-	-	-	13,397	-	13,397
Cumulative translation adjustment		-	-	-	-	86	-	86	-	86
Shares and warrants issued through equity financing		38,447	10,022	-	-	-	-	48,469	-	48,469
Share issuance costs		(5,535)	-	-	-	-	-	(5,535)	-	(5,535)
Vesting of RSUs	14	743	-	(743)	-	-	-	-	-	-
Comprehensive loss for the period		-	-	-	-	-	(30,883)	(30,883)	22	(30,861)
Balance, July 31, 2021		188,180	11,487	12,362	1,469	(401)	(69,777)	143,320	3,491	146,811

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2021	2020
		$	$
Operating activities
Net loss		(30,861)	(5,031)
Adjustments for items not effecting cash and cash equivalents
Income tax expense		688	394
Accretion expense	10	4,575	4,263
Fee for services and interest paid in shares and warrants	13	1,926	1,424
Acquisition costs paid in shares		-	624
Depreciation and amortization	5,6,20	22,107	4,585
Revaluation of derivative liability	3,11,15	8,553	(247)
Loss on extinguishment of debenture	11	516	186
Debt restructuring gain	12	(1,145)	-
Impairment loss		57	247
Foreign exchange gain (loss)		66	(17)
Share-based compensation	14	2,578	101
Gain on disposal of assets	5,6	(2,997)	-
Loss on sale of marketable securities		-	(3,576)
Revaluation of marketable securities		256	-
		6,319	2,953
Changes in non-cash working capital
Trade and other receivables		(944)	(1,774)
Inventory		(3,973)	1,117
Loans receivables		(161)	817
Prepaid expenses and deposits		(390)	453
Accounts payable and accrued liabilities		(8,687)	2,243
Net cash (used in) provided by operating activities		(7,836)	5,809

Investing activities
Net additions of property and equipment	6	(6,206)	(1,837)
Net additions of intangible assets	5	(124)	(427)
Proceeds from sale of marketable securities		-	1,458
Proceeds from sale of assets		2,300	-
Cash paid for business combination, net of cash acquired	3	(14,172)	(2,484)
Net cash used in investing activities		(18,202)	(3,290)

Financing activities
Repayment of finance lease obligations		(11)	(5)
Proceeds from convertible debentures net of issue costs	11	1,273	8,855
Proceeds from equity financing		43,250	-
Proceeds from notes payable		-	200
Repayment of convertible debentures		(3,813)	(1,867)
Interest paid on debentures and loans		(985)	-
Lease liability payments	20	(5,270)	(3,400)
Warrants exercised		9,885	-
Options exercised		825	-
Net cash provided by financing activities		45,154	3,783

Net increase in cash		19,116	6,302
Cash, beginning of period		7,524	806
Cash, end of period		26,640	7,108

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be adversely affected by the effects of the recent outbreak of novel coronavirus (“COVID-19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.	Accounting Policies
A.	Basis of Preparation

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2020 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of (loss) income and comprehensive (loss) income to conform with current period’s presentation.

On May 13, 2021, the Company completed a one-for-fifteen (1:15) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 690,834,719 to 46,055,653. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 14, 2021.

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2020.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Accounting Policies (continued)
C.	New Accounting Pronouncements not yet adopted

Costs Necessary to Sell Inventories (IAS 2) Agenda Decision

At its June 2021 meeting, the IFRS Interpretations Committee finalized an agenda decision about the costs an entity includes as the ‘estimated costs necessary to make the sale’ when calculating net realizable value of inventories, which is used in determining if inventory balances are impaired. The Committee concluded that when determining the net realizable value of inventories, an entity estimates the costs necessary to make the sale in the ordinary course of business, which requires the exercise of judgement. The Company is assessing the impact of this agenda decision on its results of operations, financial position and disclosures

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Meta Growth Corp. Acquisition

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,015
Inventory	3,547
Prepaid expenses	2,479
Marketable securities	635
Notes receivable	312
Property and equipment	6,849
Loan receivable	756
Intangible assets - license	37,700
Right of use asset	12,490
Goodwill	25,913
Non-controlling interest	(1,821)
Accounts payable and accrued liabilities	(6,336)
Deferred tax liability	(2,449)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares pre-consolidation (13,070,907 post-consolidation shares), resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2021, Meta Growth accounted for $45,670 in revenues and $12,669 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the nine months ended July 31, 2021. The Company also incurred $1,359 in transaction costs, which have been expensed to finance and other costs during the period.

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B.	Smoke Cartel, Inc. Acquisition

Total consideration	$
Cash	2,600
Common shares	8,396
Contingent consideration	1,366
12,362
Purchase price allocation
Cash and cash equivalents	1,738
Intangible assets - Brand	3,997
Intangible assets - Software	7,325
Goodwill	2,017
Deferred tax liability	(1,194)
Accounts payable and accrued liabilities	(1,521)
12,362

On March 24, 2021, the Company closed the acquisition of 100% of the outstanding common shares of Smoke Cartel Inc. (“Smoke Cartel”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 9,540,754 common shares of High Tide pre-consolidation (636,050 post-consolidation shares), having an aggregate value of $8,396; (ii) $2,600 in cash; and (iii) a contingent consideration depending on certain revenue targets being achieved by December 31, 2021. Contingent consideration of $1,366 was calculated using Monte Carlo simulation due to the uncertain nature of the potential future revenues of the Company.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2021, Smoke Cartel accounted for $4,790 in revenues and $316 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $4,526 in revenues and an increase of $541 in net income for the nine months ended July 31, 2021. The Company also incurred $97 in transaction costs, which have been expensed to finance and other costs during the period.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C.	2686068 Ontario Inc. Acquisition

Total consideration	$
Cash	5,980
5,980
Purchase price allocation
Cash and cash equivalents	3
Inventory	120
Property and equipment	274
Intangible assets - license	4,187
Right of use asset	1,148
Goodwill	2,570
Lease liability	(1,148)
Accounts payable and accrued liabilities	(65)
Deferred tax liability	(1,109)
5,980

On April 28, 2021, the Company closed the acquisition of 100% of the outstanding common shares of 2686068 Ontario Inc. (“2686068”). Pursuant to the terms of the Arrangement, the consideration was comprised of $5,980 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business. For the nine months ended July 31, 2021, 2686068 accounted for $473 in revenues and $128 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $1,107 in revenues and an increase of $123 in net loss for the nine months ended July 31, 2021.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

D.	Fab Nutrition, LLC. Acquisition

Total consideration	$
Cash	15,193
Common Shares	9,243
24,436
Purchase price allocation
Cash and cash equivalents	642
Accounts receivable	334
Inventory	404
Property and equipment	22
Intangible assets - brand	7,765
Goodwill	20,486
Accounts payable and accrued liabilities	(260)
Deferred tax liability	(3,969)
Non-controlling interest	(988)
24,436

On May 10, 2021, the Company closed the acquisition of 80% of the outstanding common shares of Fab Nutrition, LLC. (“FABCBD”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) $15,193 in cash; and (ii) 15,154,109 pre-consolidation common shares of High Tide (1,010,274 post-consolidation), having an aggregate value of $9,243.

The acquisition agreement also includes a call and put option that could result in the Company acquiring the remaining 20% of common shares in FABCBD not acquired upon initial acquisition. The Company analyzed the value in the call option and considers it to be at fair value, and therefore has no value related to the acquisition. As the put option is a contractual obligation, it gives rise to a financial liability calculated with reference to the agreement and is discounted to its present value at each reporting date using the discounted cash flow model. The initial obligation under the put option was recorded as a current liability with the offset recorded as equity on the Condensed Interim Consolidated Statements of Financial Position, at its fair value at acquisition of $4,535 assuming a risk-free rate of 15% and an exercise date of May 2, 2023. For the period ended July 31, 2021, the Company recognized $145 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes, the allocation of goodwill and the non-controlling interest. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the nine months ended July 31, 2021, FABCBD accounted for $2,294 in revenues and $563 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,790 in revenues and an increase of $205 in net income for the nine months ended July 31, 2021. The Company also incurred $872 in transaction costs, which have been expensed to finance and other costs during the period.

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

E.	DHC Supply LLC. Acquisition

Total consideration	$
Cash	4,045
Common Shares	7,751
11,796
Purchase price allocation
Cash and cash equivalents	1,054
Trade and other receivables	69
Inventory	1,303
Prepaid expenses	18
Property and equipment	10
Intangible assets - brand	10,927
Right of use asset	592
Lease liability	(592)
Accounts payable and accrued liabilities	(1,585)
11,796

On July 6, 2021, the Company closed the acquisition of 100% of the outstanding common shares of DHC Supply LLC. (“DHC”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 839,820 post-consolidation commons shares of High Tide (12,597,300 pre-consolidation), having an aggregate value of $7,751; (ii) $4,045 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. For the nine months ended July 31, 2021, DHC accounted for $1,180 in revenues and $171 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $7,666 in revenues and an increase of $226 in net loss for the nine months ended July 31, 2021.

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

4.	Revenue from Contracts with Customers

For the three months ended July 31	2021	2020	2021	2020	2021	2020	2021	2020
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	37,695	17,088	676	1,139	5	36	38,376	18,263
USA	8,467	4,090	1,105	1,489	-	-	9,572	5,579
International	121	261	-	-	-	-	121	261
Total revenue	46,283	21,439	1,781	2,628	5	36	48,069	24,103

Major products and services
Cannabis	32,031	16,151	-	-	-	-	32,031	16,151
Consumption accessories	9,962	4,523	1,773	2,497	-	-	11,735	7,020
Data analytics services	3,839	641	-	-	-	-	3,839	641
Other revenue	451	124	8	131	5	36	464	291
Total revenue	46,283	21,439	1,781	2,628	5	36	48,069	24,103

Timing of revenue recognition
Transferred at a point in time	46,283	21,439	1,781	2,628	5	36	48,069	24,103
Total revenue	46,283	21,439	1,781	2,628	5	36	48,069	24,103

For the nine months ended July 31	2021	2020	2021	2020	2021	2020	2021	2020
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	104,804	44,562	2,768	2,782	35	343	107,607	47,687
USA	16,098	7,171	3,051	2,884	-	-	19,149	10,055
International	500	647	-	-	-	-	500	647
Total revenue	121,402	52,380	5,819	5,666	35	343	127,256	58,389

Major products and services
Cannabis	91,978	40,514	-	-	-	-	91,978	40,514
Consumption accessories	19,915	10,001	5,779	5,392	-	-	25,694	15,393
Data analytics services	8,201	1,089	-	-	-	-	8,201	1,089
Other revenue	1,308	776	40	274	35	343	1,383	1,393
Total revenue	121,402	52,380	5,819	5,666	35	343	127,256	58,389

Timing of revenue recognition
Transferred at a point in time	121,402	52,380	5,819	5,666	35	343	127,256	58,389
Total revenue	121,402	52,380	5,819	5,666	35	343	127,256	58,389

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Intangible Assets and Goodwill

	Software	Licenses	Lease Buyout	Brand Name	Goodwill	Total
Cost	$	$	$	$	$	$
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Transition adjustment - IFRS 16	-	-	(2,557)	-	-	(2,557)
Additions	474	-	-	-	-	474
Additions from business combinations	-	7,382	-	-	1,896	9,278
Balance, October 31, 2020	2,322	9,976	-	1,539	6,362	20,199
Additions	124	-	-	-	-	124
Additions from business combinations	7,325	41,887	-	22,689	50,986	122,887
Disposals (i)	-	(1,200)	-	-	-	(1,200)
Balance, July 31, 2021	9,771	50,663	-	24,228	57,348	142,010

Accumulated depreciation
Balance, October 31, 2019	111	75	191	-	-	377
Transition adjustment - IFRS 16	-	-	(191)	-	-	(191)
Amortization	495	1,113	-	-	-	1,608
Balance, October 31, 2020	606	1,188	-	-	-	1,794
Amortization	1,042	12,908	-	-	-	13,950
Disposals (i)	-	(160)	-	-	-	(160)
Balance, July 31, 2021	1,648	13,936	-	-	-	15,584

Foreign currency translation
Balance, October 31, 2019	60	-	-	57	336	453
Recorded in profit and loss	(20)	-	-	(20)	(35)	(75)
Balance, October 31, 2020	40	-	-	37	301	378
Recorded in profit and loss	3	-	-	3	22	28
Balance, July 31, 2021	43	-	-	40	323	406

Balance, October 31, 2020	1,676	8,788	-	1,502	6,061	18,027
Balance, July 31, 2021	8,080	36,727	-	24,188	57,025	126,020

(i)

During the nine months ended July 31, 2021, the Company sold it’s 49% interest in one of the joint ventures under META that operates as a retail cannabis store in Manitoba, resulting in a loss of control. As a result of the loss in control, the Company has deconsolidated all net assets related to the joint venture and derecognized related non-controlling interest of $892 for the period ending July 31, 2021 and recognized $343 as a gain on the sale.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Property and Equipment

	Office equipment	Leasehold
	and computers	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Additions	306	1,989	-	-	2,295
Additions from business combinations	31	1,180	-	-	1,211
Impairment loss	(11)	(694)	-	-	(705)
Balance, October 31, 2020	778	12,980	167	2,800	16,725
Additions	378	5,828	-	-	6,206
Additions from business combinations	1,723	5,432	-	-	7,155
Disposal (i) (ii)	(146)	(1,061)	-	-	(1,207)
Balance, July 31, 2021	2,733	23,179	167	2,800	28,879

Accumulated depreciation
Balance, October 31, 2019	127	1,265	148	2	1,542
Depreciation	125	1,953	10	10	2,098
Balance, October 31, 2020	252	3,218	158	12	3,640
Depreciation	779	2,439	5	7	3,230
Disposal (i) (ii)	(89)	(291)	-	-	(380)
Balance, July 31, 2021	942	5,366	163	19	6,490

Balance, October 31, 2020	526	9,762	9	2,788	13,085
Balance, July 31, 2021	1,791	17,813	4	2,781	22,389

(i)

During the nine months ended July 31, 2021, the Company sold it’s 49% interest in one of the joint ventures under META that operates as a retail cannabis store in Manitoba. The Company has recognized $343 as a gain on the sale.

(ii)

On July 15, 2021, the Company completed the sale of three of its KushBar retail cannabis stores to Halo Labs Inc. (“Halo”) for total gross proceeds of $5,700. In the prior year, the Company was paid a deposit of $3,500 by way of issuance of 13,461,538 common shares of Halo at a deemed price of $0.26 per common share.  During the fiscal year 2020, the Company had sold those shares and received a net amount of $1,700. On the date of close, July 15, 2021, the Company received a convertible promissory note (Note 9) issued by Halo Labs Inc. in the principal amount of $1,800 with a conversion rate of $0.16 per Halo common share. The promissory note is recorded at a fair value through profit and loss of $1,522 based on risk adjusted discount rate of 15%. For the nine months ended July 31, 2021, the Company recognized $2,654 as a gain on the sale of assets.

7.	Prepaid expenses and deposits

As at	July 31, 2021	October 31, 2020
	$	$
Deposits on cannabis retail outlets	677	809
Prepaid insurance and other	3,054	311
Prepayment on inventory	3,036	2,759
Total	6,767	3,879
Less current portion	(5,161)	(3,070)
Long-term	1,606	809

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

8.	Trade and other receivables

As at	July 31, 2021	October 31, 2020
	$	$
Trade accounts receivable	5,163	2,673
Sales tax receivable	526	188
Total	5,689	2,861

9.	Note receivable

As at	July 31, 2021	October 31, 2020
	$	$
Term loans (i)	251	304
Loans receivable (ii)	1,282	-
Halo - Note receivable (iii)	1,522	-
Total	3,055	304
Less current portion	(1,432)	(74)
Long-term	1,623	230

(i)

Term loans are due from franchisees and relate to acquisitions of the sub-lease location from the Company and initial inventory. Term loans are secured by promissory notes, bear interest between 6.95% and 8.00% per annum and required blended payments of principal and interest between $4 and $10 monthly. The Company maintains the head lease of a franchisee location.

(ii)

As part of the acquisition of META, the Company acquired a loan receivable of $1,282 that was advanced to one of the winners of the Ontario cannabis lottery for new cannabis retail locations in Guelph, Scarborough and Toronto to fund the build out and start-up operations of the retail locations. Pursuant to the terms of the agreement, the loan has an interest rate of 3% per annum. The principal balance is due and payable on the fifth anniversary date of the loan.

(iii)

As part of total consideration received for the sale of the KushBar assets, a note receivable was issued to the Company in the amount of $1,800. The note has a two year term and bears an interest rate of 6% per annum payable monthly with a maturity date of July 23, 2023. The Company has the option to convert this note into common shares of Halo for $0.16 per share. The note fails the solely payment of principal and interest test (“SPPI”) due to the conversion feature of the promissory note, therefore this note will be subsequently recognized at fair value through profit or loss. The note has been recorded at its fair value of $1,522 using a discount rate of 15% over 2 years.

10.	Finance and other costs

Finance and other costs are comprised of the following:

	Three months ended July 31		Nine months ended July 31
	2021	2020	2021	2020
	$	$	$	$
Accretion convertible debt	412	1,272	2,232	3,408
Interest on convertible debenture	79	797	1,229	2,223
Interest on notes payable	38	69	831	233
Accretion notes payable	29	52	765	108
Accretion of lease liability	537	266	1,578	747
Transaction cost	1,939	193	4,409	988
Total	3,034	2,649	11,044	7,707

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Convertible Debentures

As at	July 31, 2021	October 31, 2020
	$	$
Convertible debentures, beginning of year	25,822	19,664
Debt assumed(i)	18,809	-
Revaluation on amendment of debenture(ii)	515	(3,808)
Cash advances from debt (iii)	980	9,115
Debt issuance to settle liabilities	-	2,700
Debt issuance costs paid in cash	-	(260)
Conversion of debenture into equity(iv)	(33,564)	(550)
Transfer of warrants component to equity	-	(420)
Transfer of conversion component to equity(v)	(717)	(523)
Transfer of conversion component to derivative liability	-	(921)
Repayment of debt(vi)	(4,123)	(1,637)
Accretion on convertible debentures(vii)	2,232	2,462
Total	9,954	25,822
Less current portion	(946)	(14,446)
Long-term	9,008	11,376

(i)	During the nine-months ended, July 31, 2021, the Company assumed convertible debt through the acquisition of Meta, refer to note 3.
(ii)	During the nine-months ended, July 31, 2021, the Company amended convertible debentures resulting in a revaluation of $515.
(iii)	During the nine months ended, the Company drew $980 from the Windsor convertible debt.
(iv)	During the nine months ended, the Company converted $33,564 of convertible debentures into 10,877,083 shares post-consolidation (163,156,245 shares pre-consolidation).
(v)	As of July 31, 2021, $717 was recorded as the equity component related to the extensions of the convertible debenture throughout the period.
(vi)	During the nine months ended, July 31, 2021, the Company made payments on the principal balances of $3,733 on unsecured convertible debentures and $390 on secured convertible debentures.
(vii)	For the nine months ended July 31, 2021 the Company recorded accretion of $2,232 related to convertible debentures.

During the nine months ended July 31, 2021, the Company entered into restructuring agreements for two of the unsecured convertible debenture agreements and the Windsor loan agreement that resulted in a total loss on the extinguishment of debentures of $516 (July 31, 2020 - loss of $186). Due to the amendment of the Windsor loan the embedded derivate liability component was removed which resulted in a gain of $498.

On April 18, 2021, the Company entered into a debt restructuring agreement of $2,000 of the Company’s outstanding debt under a 10% senior unsecured convertible debenture issued in April 2019. As part of the debt restructuring, the parties have also (i) extended the maturity date of the amended debenture to April 18, 2023, (ii) amended the conversion price such that the deferred amount is convertible into common shares of High Tide (“HITI shares”) at a conversion price of $0.75 per HITI share pre-consolidation ($11.25 per HITI share post-consolidation), (iii) lowered the interest rate from 10% to 7%. Management calculated the fair value of the liability component as $1,774 using a discount rate of 15% along with forecasted scheduled payments, with the residual amount of $225 net of deferred tax of $52 being allocated to equity.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Notes Payable

As at	July 31, 2021	October 31, 2020
	$	$
Term loans	3,594	3,539
OCN – notes payable (i)	11,887	-
Loan from partners (ii)	345	-
Dreamweavers – notes payable	68	162
Saturninus Partners – notes payable (iii)	-	690
Long term contract liability	39	53
Government loan (iv)	40	84
Total	15,973	4,528
Less current portion	(3,939)	(1,939)
Long-term	12,034	2,589

(i)

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the period ended July 31, 2021. The carrying value of the loan balance as at July 31, 2021 amounts to $11,887.

(ii)

During the nine months ended July 31, 2021, the Company sold its 49% interest in one of the joint ventures under META that operates as a retail cannabis store in Manitoba, resulting in a loss of control. As a result, the Company deconsolidated all net assets of the joint venture as of the date of disposal. Included in total net assets was a Loan from Partners of $149. The Remaining balance of Loans from Partners represents funds received in relation to the other joint ventures under META that operate as retail cannabis stores.

(iii)	During the nine months ended July 31, 2021, the Company fully repaid $690 on the note payable to Saturninus Partners.
(iv)

During the second quarter of 2020, the Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025. During the nine-months ended July 31, 2021, the Company repaid $40 towards the principal amount. Due to early payment, $20 was forgiven and was recognized in the statement of net loss and comprehensive loss for the period ended July 31, 2021 as other income.

During the nine months ended, July 31, 2021, the Company incurred accretion of $765 (July 31, 2020 - $108) and paid interest in the amount of $831 (July 31, 2020 - $233) in relation to the outstanding notes payable.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Share Capital
(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Balance, October 31, 2019	207,406,629	26,283
Issued to pay fees in shares	3,852,319	860
Issued to pay interest via shares	6,782,011	1,168
Acquisition - KushBar	2,645,503	500
Acquisition - 2680495	4,761,905	1,048
Acquisition - Saturninus	5,319,149	1,064
Acquisition - 102088460	5,000,000	975
Lease acquisition - Canmore	612,764	104
Exercise - Convertibile Debt	3,709,916	550
Balance, October 31, 2020	240,090,196	32,552
Acquisition - Meta Growth (Note 3)	196,063,610	35,290
Acquisition - Smoke Cartel, Inc. (Note 3)	9,540,754	8,396
Acquisition - FAB Nutrition (Note 3)	15,154,109	9,243
Issued to pay fees via shares (i)	1,480,099	468
Issued to pay interest via shares	7,646,923	1,458
Shares issued through equity financing (ii)	47,916,665	18,237
Conversion of convertible debentures (Note 11)	147,391,521	40,532
Share issuance costs (iv)	-	(3,225)
Exercise options (Note 14)	2,498,160	865
Exercise warrants (Note 15)	22,208,027	10,644
Vested restricted share units (Note 14)	844,655	743
Balance, May 13, 2021 - pre-consolidation	690,834,719	155,203
Balance, May 13, 2021 - post-consolidation	46,055,653	155,203
Acquisition - Daily High Club (Note 3)	839,820	7,751
Shares issued through equity financing (iii)	2,415,000	20,210
Conversion of convertible debentures (Note 11)	1,050,980	2,785
Share issuance costs (iv)	-	(2,310)
Exercise options (Note 14)	33,825	140
Exercise warrants (Note 15)	815,903	4,401
Balance, July 31, 2021	51,211,181	188,180

(i)

During the nine months period ended July 31, 2021, Company settled payables of $174 through issuance of 1,025,477 pre-consolidation (68,365 shares post-consolidation) common shares of the Company. The fair value of $174 was based on the closing price of $0.175 on the date of issuance.

(ii)

On February 22, 2021, the Company issued, on a bought deal basis, pre-consolidation, 47,916,665 units (3,194,445 units post-consolidation) of the Company at a price of $0.48 per unit pre-consolidation ($7.20 per unit post-consolidation). The Company closed the offering for total gross proceeds of $23,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $0.58 for a period of 36 months from the closing date of the offering. The warrants were attributed a relative fair value of $4,968 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.58; expected life of three years; 71% volatility; and a risk-free interest rate of 1.30%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the presidents list in cash and respectively same percentage of broker warrants for the number of units issued because of conducting the bought deal financing. The broker units issued included one and a half warrants, totaling 3,920,587 warrants. The 2,613,725 broker warrants were attributed a fair value of $1,046 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.48; expected life of three years; 71% volatility; and a risk-free interest rate of 1.30% and the remaining 1,306,862 broker warrants were attributed a fair value of $478 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.58; expected life of three years; 71% volatility; and a risk-free interest rate of 1.30%

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Share Capital (continued)
(iii)

On May 25, 2021, the Company issued, on a bought deal basis, 2,415,000 post-consolidation units (36,225,000 units pre-consolidation) of the Company at a price of $9.60 per unit post-consolidation ($0.64 per unit pre-consolidation). The Company closed the offering for total gross proceeds of $23,184. Each unit consist of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $12.25 for a period of 36 months from the closing date of the offering. The warrants were attributed a relative fair value of $2,973 using Black-Scholes option pricing model with the following assumptions: fair value of common shares of $9.16; exercise price of options of $12.25; expected life of three years; 56% volatility; and a risk-free interest rate of 1.30%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the presidents list in cash and respectively same percentage of broker warrants for the number of units issued because of conducting the bought deal financing. The broker units issued include one and a half warrants, totaling 206,348 warrants. The 137,565 broker warrants were attributed a fair value of $371 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $9.16; exercise price of options of $12.25; expected life of three years; 56% volatility; and a risk-free interest rate of 1.30% and the remaining 68,783 broker warrants were attributed a fair value of $185 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $9.16; exercise price of $12.25; expected life of three years; 56% volatility; and a risk-free interest rate of 1.30%.

(iv)

During the nine months ended July 31, 2021, the Company incurred a total of $5,535 of share issuance costs, of which $4,979 related to the shares issued through equity financing on February 22, 2021 and May 25, 2021. These costs incurred a deferred tax asset of $1,145, which has been offset against the Company’s prior year tax loss carry-forwards.

14.	Share – Based Compensation
(a)	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	July 31, 2021		October 31, 2020
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of year	620,666	7.50	707,333	7.50
Granted (i)	2,058,885	5.54	13,333	7.50
Forfeited	(657,768)	9.55	(100,000)	7.50
Exercised	(277,276)	4.18	-	-
Balance, end of period	1,744,507	5.69	620,666	7.50
Exercisable, end of period	679,165	6.95	491,375	7.50

For the three month period ended July 31, 2021, the Company recorded share-based compensation of $459 (2020 - $2) related to stock options, and $2,249 (2020 - $101) for the nine month period ended July 31, 2021.

(i)

On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 245,552 post-consolidation options outstanding on the date of closing. The fair value of the options acquired were calculated using the Black-Scholes option pricing model valued using the Black-Scholes model and the following assumptions were used: stock price of $0.18 pre-consolidation ($2.70 post-consolidation); expected life of 1 years; $nil dividends; expected volatility of 100%; exercise price as per the plan times the exchange ratio of 0.824; and a risk-free interest rate of 0.52%. During the nine months ended July 31, 2021 the Company granted 1,813,333 post-consolidation options to directors, officers, employees and consultants of the Company and its subsidiaries. The 1,330,000 options issued on November 20, 2020 were valued using the Black-Scholes model and the following assumptions were used: stock price of $2.85; expected life of 3 years; $nil dividends; expected volatility of 140%; exercise price of $3.00; and a risk-free interest rate of 0.52%. The 406,667 options issued on March 19, 2021 were valued using the Black-Scholes model and the following assumptions were used: stock price of $12.15; expected life of 3 years; $nil dividends; expected volatility of

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Share – Based Compensation (continued)

140%; exercise price of $12.15; and a risk-free interest rate of 0.52%. The 63,333 options issued on May 10, 2021 were valued using the Black-Scholes model and the following assumption were used: stock price $9.15; expected life of 3 years; $nil dividends; expected volatility of 140%; exercise price of $9.00; and a risk-free interest rate of 0.52%. The 13,333 options issued on July 6, 2021 were valued using the Black-Scholes model and the following assumptions were used: stock price $9.27; expected life of 3 years; $nil dividends; expected volatility of 140%; exercise price of $9.45; and a risk-free interest rate of 0.52%.

(ii)	Number of stock options and share award disclosures have been retrospectively restated for all periods to reflect the Share Consolidation effected on May 13, 2021 (Note 2(a)).
(b)	Restricted Share Units (“RSUs”) plan

On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 943,579 RSUs pre-consolidation outstanding on the date of closing based on the exchange ratio of 0.824 agreed upon in the arrangement agreement. The RSUs are equity-settled and each RSU can be settled for one common share for no consideration. These RSUs were recorded in contributed surplus using the Black-Scholes model and the following assumptions were used: stock price of $0.18; expected life of 0.35 years; $nil dividends; expected volatility of 70%; exercise price of $0.18; and a risk-free interest rate of 0.52%.

On March 12, 2021, the Company granted 66,667 post-consolidation RSUs to directors of the Company and were valued at $780. On July 29, 2021, the Company granted 35,000 RSUs to consultants of the Company and were valued at $287. For the three month period ended July 31, 2021, the Company recorded share-based compensation of $49 (2020 – nil) related to RSUs, and $329 (2020 – nil) for the nine month period ended July 31, 2021. The number of RSUs outstanding at July 31, 2021 amounts to 101,667.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2019	43,677,333	6,609	-	0.6083	0.43
Re-class warrants on convertible debt to equity	-	(660)	-	-	-
Issued warrants for services (i)	300,000	64	-	0.3800	-	September 3, 2021
Issued warrants for services (ii)	3,500,000	204	-	0.3000	0.01	November 12, 2021
Issued warrants for services (iii)	1,000,000	111	-	0.3000	-	November 12, 2021
Issued warrants on convertible debt November 14, 2019	7,936,507	80	-	0.5000	0.03	November 14, 2021
Issued warrants on convertible debt December 4, 2019	8,392,857	109	-	0.5000	0.04	December 4, 2021
Issued warrants on convertible debt December 14, 2019	7,936,508	135	-	0.5000	0.04	December 12, 2021
Issued warrants for acquisition - Saturninus	3,750,000	100	-	0.4000	0.02	January 26, 2022
Issued warrants on convertible debt January 6, 2020	58,823,529	-	266	0.2550	0.30	December 31, 2021
Issued warrants on debt September 14, 2020	1,600,000	55	-	0.3000	0.01	September 30, 2021
Warrants terminated	(1,600,000)	(105)	-	-	-
Warrants expired	(4,252,620)	(906)	-	-	-
Balance October 31, 2020	131,064,114	5,796	266	0.4043	0.88
Issued warrants for acquisition - Meta	741,600	3	-	1.3110	-	December 14, 2021
Issued warrants for acquisition - Meta	40,076,411	2,616	-	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	-	1.1040	0.06	April 11, 2023
Issued warrants on convertible debt January 6, 2020	-	-	11,697	-	-	December 31, 2022
Warrants issued - equity financing	27,878,919	6,492	-	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	1,413,848	3,530	-	12.2500	0.03	May 26, 2024
Warrants cancelled	(59,278,382)	(5,394)	-	-	-
Warrants exercised	(42,885,013)	(1,676)	(6,266)	-	-
Balance July 31, 2021	103,131,497	11,487	5,697	2.5995	2.01

As at July 31, 2021, 103,131,497 warrants were exercisable, on a basis of 15 warrants for 1 common share, with the exception of warrants issued through the acquisition of META, which were exercisable on a basis of 18.2 warrants for 1 common share.

i)

The Company issued 300,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.38 per warrant. The warrants were valued at $64 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

ii)

The Company issued 3,500,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $204 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iii)

The Company issued 1,000,000 warrants for business development consultancy. Fifteen warrants will allow the holder to acquire one common share at $0.30 per warrant. The warrants were valued at $111 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iv)

The Company measured the derivative liability to be $5,697 and recognized $8,409 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss for the period ended July 31, 2021.

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Loss Per Share

(a)	Current Period Earnings Per Share

	Three months ended		Nine months ended
	July 31,		July 31,
	2021	2020	2021	2020
	$	$	$	$
Net (loss) income for the period	(1,750)	3,826	(30,861)	(5,031)
Non-controlling interest	69	46	(22)	98
Net (loss) income for the period attributable to owners of the Company	(1,681)	3,872	(30,883)	(4,933)
	#	#	#	#
Weighted average number of common shares - basic and diluted	48,366,031	15,633,929	38,965,149	15,124,342
Basic and Diluted (loss) income per share	(0.03)	0.25	(0.79)	(0.33)

(b)	Restatement of a Prior Quarter

During the third quarter of 2021, the Company restated the second quarter 2021 earnings per share note disclosure. This adjustment is due to the 1:15 reverse share split that occurred May 13, 2021, which was included as a subsequent event in the financial statements for the second quarter of 2021. When there is a share consolidation subsequent to period end, but prior to the release of the financial statements it needs to be retrospectively adjusted in the current quarter financial statements. Comparative information for the second quarter, first quarter, 2020 and 2019 year ends have been adjusted accordingly.

	Three months ended		Six months ended
	April 30		April 30
	2021	2020	2021	2020
	$	$	$	$
Net (loss) income for the period	(12,266)	(4,912)	(29,111)	(8,857)
Non-controlling interest	(66)	55	(91)	52
Net loss for the period attributable to owners of the Company	(12,332)	(4,857)	(29,202)	(8,805)
	#	#	#	#
Weighted average number of common shares - basic and diluted	41,320,861	14,614,754	33,938,246	14,255,502
Basic and Diluted loss per share	(0.30)	(0.33)	(0.86)	(0.62)

	Three months ended
	January 31	Year ended October 31
	2021	2020	2019
	$	$	$
Net (loss) income for the period	(16,845)	(6,354)	(26,292)
Non-controlling interest	(24)	(614)	166
Net loss for the period attributable to owners of the Company	(16,869)	(6,968)	(26,126)
	#	#	#
Weighted average number of common shares - basic and diluted	27,090,872	15,267,032	13,212,113
Basic and Diluted loss per share	(0.62)	(0.46)	(1.98)

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, loans receivable, accounts payable and accrued liabilities, notes payable, convertible debentures, contingent consideration and derivative liabilities.

IFRS 13 establishes a three-level hierarchy that prioritizes the inputs relative to the valuation techniques used to measure fair value. Fair values of assets and liabilities included in Level 1 of the hierarchy are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value of assets and liabilities in Level 2 are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair value of assets and liabilities in Level 3 are determined based on inputs that are unobservable and significant to the overall fair value measurement. Accordingly, the Company has categorized its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The Company’s cash and cash equivalents are subject to Level 1 valuation.

The marketable securities have been recorded at fair value based on level 1 inputs and derivative liability associated with warrants and contingent consideration have been recorded at fair value based on level 2 inputs. The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these financial instruments. The carrying value of the notes payable and convertible debentures approximate their fair value as they are discounted using a market rate of interest.

The Halo convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss.

Other loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market that have been recorded at fair value. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms.

The derivative liability associated with the put option included in the acquisition of FABCBD has been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA and a risk-adjusted discount rate. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

Derivative Liability associated with Put Option
$
Balance at April 30, 2021	-
Assumed through acquisition of FABCBD	4,535
Loss included in 'Revaluation of derivative liability'	145
Balance at July 31, 2021	4,680

Sensitivity Analysis
$
Expected cash flows (10% movement)	397
Risk Adjusted discount rate (1% movement)	58

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17. Financial Instruments and Risk Management (continued)

Marketable securities

In connection with the Company’s acquisition of META on November 18, 2020, the Company acquired 1,350,000 shares of THC Global Group Limited (“THC”). The fair value of the THC shares amounting to $582 has been recognized as a marketable security, based on the trading price of THC’s shares. In addition, to this the Company has also acquired 400,000 shares of Pathway Health Corp. (“Pathway”) which were granted as part of consideration for an asset sale agreement with Meta prior to acquisition amounting to $200, as well as recorded $200 in GICs as a marketable security.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	July 31, 2021	October 31, 2020
	$	$
Current (for less than 30 days)	4,067	1,822
31 – 60 days	507	246
61 – 90 days	78	202
Greater than 90 days	657	762
Less allowance	(146)	(359)
	5,163	2,673

For the nine months ended July 31, 2021, $190 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2020 – $1,280). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the period ended July 31, 2021, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

26

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2020
Accounts payable and accrued liabilities	6,421	6,421	-	-
Notes payable	4,528	1,939	2,589	-
Convertible debentures	25,822	14,446	11,376	-
Total	36,771	22,806	13,965	-
July 31, 2021
Accounts payable and accrued liabilities	13,107	13,107	-	-
Notes payable	15,973	3,939	12,034	-
Convertible debentures	9,954	946	9,008	-
Total	39,034	17,992	21,042	-

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2021 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	July 31, 2021	July 31, 2021	July 31, 2021	October 31,
	(Euro)	(USD)	Total	2020
	$	$	$	$
Cash	501	22,722	23,223	975
Accounts receivable	-	669	669	653
Accounts payable and accrued liabilities	(947)	(2,326)	(3,273)	(1,728)
Net monetary assets	(446)	21,065	20,619	(100)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $836 (October 31, 2020 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $15 (October 31, 2020 - $39). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

27

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended July 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	46,283	21,440	1,781	2,627	5	36	48,069	24,103
Gross profit	16,216	8,595	438	909	25	35	16,679	9,539
(Loss) income from operations	(3,074)	2,431	(390)	107	(3,803)	(914)	(7,267)	1,624
Total assets	145,971	46,678	6,939	5,972	81,272	17,161	234,182	69,811
Total liabilities	56,960	22,893	2,183	1,894	28,228	33,301	87,371	58,088

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the three months ended July 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	34,738	19,751	11,315	-	2,016	4,352	48,069	24,103
Gross profit	10,805	7,453	5,116	-	758	2,086	16,679	9,539
(Loss) income from operations	(7,896)	585	601	(301)	28	1,340	(7,267)	1,624
Total assets	164,823	46,678	60,961	5,972	8,398	17,161	234,182	69,811
Total liabilities	76,603	22,893	9,201	1,894	1,567	33,301	87,371	58,088

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the nine months ended July 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	121,402	52,381	5,819	5,665	35	343	127,256	58,389
Gross profit	44,599	19,794	1,790	1,952	56	341	46,445	22,087
(Loss) income from operations	(2,894)	3,550	(587)	(625)	(10,342)	(3,262)	(13,823)	(337)

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the nine months ended July 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	103,326	50,536	15,596	-	8,334	7,853	127,256	58,389
Gross profit	36,178	18,074	6,660	-	3,607	4,013	46,445	22,087
(Loss) income from operations	(15,584)	(1,106)	612	(686)	1,149	1,455	(13,823)	(337)

28

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

19.	Related Party Transactions

As at July 31, 2021, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

A Director of the Company is Chief of the Opaskwayak Cree Nation (“OCN”). On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). As at July 31, 2021, the Company has drawn $13,000.

On February 22, 2021, the Company issued, on a bought deal basis pre-consolidation, 47,916,665 units (3,194,445 units post-consolidation) of the Company at a price of $0.48 per unit pre-consolidation ($7.20 per unit post-consolidation). Two of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 3,112,084 units pre-consolidation (207,472 units post-consolidation) pursuant to the Offering.

On May 26, 2021, the Company issued, on a bought deal basis post-consolidation, 2,415,000 units (36,225,000 units pre-consolidation) of the Company at a price of $9.60 per unit post-consolidation ($0.64 per unit pre-consolidation). One of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 105,000 units post-consolidation (1,575,000 pre-consolidation) pursuant to the Offering.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the Chief Technology Officer of the company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totalling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

29

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2020	16,413
Net additions	14,711
Depreciation expense for the period	(4,927)
Balance at July 31, 2021	26,197

Lease Liabilities
$
Balance at November 1, 2020	16,668
Net additions	13,844
Cash outflows in the period	(5,270)
Accretion (Interest) expense for the period ended	1,578
Balance at July 31, 2021	26,820
Current	(5,729)
Non-current	21,091

As at July 31, 2021, $875 (October 31, 2020 - $1,716) is due to the Company in respect of sublease arrangements for franchise cannabis retail locations. For the period ended July 31, 2021, $451 was received in respect of sublease arrangements, which was recognized as other revenue. During the period ended July 31, 2021, the Company also paid $2,174 in variable operating costs associated to the leases which are expensed under general and administrative expenses.

The following is a summary of the contractual undiscounted cash outflows for lease obligations as of July 31, 2021:

$
Less than one year	7,766
Between one and five years	18,034
Greater than five years	7,454
33,254

21.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

30

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2021	2020
	$	$
Total current assets	3,946	2,540
Total non-current assets	3,724	3,696
Total current liabilities	(4,073)	(942)
Total non-current liabilities	(475)	(1,080)
Revenues for the year ended	11,844	6,011
Net income for the year ended	1,507	1,320

The net change in non-controlling interests is as follows:

As at	July 31, 2021	October 31, 2020
	$	$
Balance, beginning of the year	1,552	(179)
Share of income for the period	22	614
Purchase of minority interest - KushBar Inc.	-	187
Purchase of - Saturninus Partners	-	930
Purchase of – Meta (Note 3)	1,821	-
Purchase of - FABCBD (Note 3)	988	-
Loss of Control (Note 5)	(892)	-
	3,491	1,552

As of October 31, 2019, the Company held a 50.1% ownership interest in KushBar, with $179 NCI. As well, the Company owed the non-controlling interest shareholder $701 (2018 - $36). The loan carries no interest and is due on demand. On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”).

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company has classified this arrangement as a joint venture with controlling interest.

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included four joint ventures with controlling interest. These joint ventures operate as a licensed cannabis retail store in Manitoba. During the nine months ended July 31, 2021, the Company sold its 49% interest in one joint venture, which resulted in a loss of control. As a result, the Company has deconsolidated the net assets of the joint venture no longer under the Company’s control.

31

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2021 and 2020 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Subsequent events
(i)

On August 6, 2021, the Company acquired all of the issued and outstanding shares of 102105699 Saskatchewan Ltd. (“102 Saskatchewan”) which owns five retail cannabis locations in Regina, Saskatchewan, for $2,700. The consideration was comprised of: (i) 254,520 common shares of High Tide, having an aggregate value of $2,002; and (ii) $698 in cash. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required under IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(ii)

On August 12, 2021, the Company acquired all of the issued and outstanding shares of DS Distribution Inc., operating as DankStop.com (“DankStop”) for US$3,850. The consideration was comprised of 612,087 common shares of High Tide on the basis of a deemed price per High Tide Share of $7.88, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange for the ten consecutive trading days preceding the closing of the acquisition. Pursuant to the terms of the acquisition agreement, 153,021 High Tide Shares, which represents 25% of the High Tide Shares issued to DankStop shareholders, has been placed in escrow for a period of up to 12 months from closing. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required under IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(iii)	Subsequent to the period ended July 31, 2021, $800 of debt was converted into common shares, which eliminates all remaining outstanding convertible debentures originally issued by Meta Growth Corp.

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